April 26, 2013

Amy Miller, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Charlotte Funds (“Trust”); File No. 333-177613

Dear Ms. Miller,

This letter responds to your comments provided on April 15, 2013 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 2 that was filed on February 6, 2013 pursuant to the Securities Act of 1933 in order to register shares of Total International Bond Index Fund (the “Fund”), a new series of the Trust.

Comment 1:   Prospectus – Fund Summary - Fees and Expenses (page 1)

Comment:       The Prospectus states that the Fund may invest a small portion of its assets in shares of bond exchange-traded funds (“ETFs”).  If the aggregate expenses attributable to the cost of investing in ETFs exceed 0.01% of the average net assets of the Fund, a separate line item, Acquired Fund Fees and Expenses (“AFFE”), is required to be added to the fee table.  Please confirm that aggregate expenses attributable to the cost of investing in ETFs will not exceed 0.01% of the average net assets of the Fund.

Response:        Aggregate expenses attributable to investing in ETFs are not expected to exceed 0.01% of the average net assets of the Fund.  Accordingly, a separate line item representing AFFE is not required to be included in the Item 3 fee table for the Fund.

Comment 2:   Prospectus – Fund Summary – Primary Risks (page 4)

Comment:       Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other government agency.”

Response:        Each Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 3:   Prospectus – Fund Summary - Investment Advisor (page 4)

Comment:       Please add more information, including tenure at the Vanguard Group, Inc. (“VGI”), about the named portfolio managers of the Fund.

Response:        We have considered the comment and do not plan to make any changes to the description of the named portfolio managers.  Item 5(b) of Form N-1A requires that we state only “the name, title, and length of service” of the portfolio managers.  The existing disclosure meets this standard.  We note that Item 10(a)(2) of  Form N-1A requires more information, including the portfolio manager’s business experience during the past 5 years and, if applicable, a description of the portfolio manager’s role on a committee, team, or other group.  Consistent with Item 10(a)(2), we have provided additional information about the named portfolio managers later in the prospectus under the heading “Investment Advisor.”

Comment 4:   Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above response.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Barry A. Mendelson

Principal and Senior Counsel